UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K/A

(Amendment No. 2)

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission file number 1-09328

A.                        Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN AND ESOP

B.                        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

ECOLAB SAVINGS PLAN AND ESOP

FINANCIAL STATEMENTS

As of December 31, 2014 and 2013

and

for the year ended December 31, 2014

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2014

Explanatory Note

This Amendment No. 2 on Form 11-K/A (“Amendment No. 2”) to the Annual Report on Form 11-K for the fiscal year ended December 31, 2014 filed by the Ecolab Savings Plan and ESOP (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on June 24, 2015 (the “Original Filing”) is being filed by the Registrant to add the audit report of Olsen Thielen & Co., Ltd. (“Olsen”), which is succeeding McGladrey LLP (“McGladrey”) as the Registrant’s independent accounting firm, on the financial statements in the Original Filing, which comprise the statements of net assets available for benefits as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014 and the notes to the financial statements, and to remove the “unaudited” label from the financial statements and accompanying notes thereto.  The content of this Amendment No. 2 is unchanged from the Original Filing, with the exception of the following:

•      Newly added audit report.

•      Corrections made to the headings of the registered investment companies section of the 2013 investments at fair value table within Note 4.

Amendment No. 1 on Form 11-K/A (“Amendment No. 1”) to the Original Filing was previously filed by the Registrant on August 25, 2015 to remove the audit report of McGladrey (“McGladrey Audit Report”) from the Original Filing and to mark the financial statements and accompanying notes in the Original Filing as being unaudited. Amendment No. 1 was filed in response to McGladrey’s notice dated August 5, 2015 of its determination that an associated entity of McGladrey had provided certain prohibited non-audit services to an international affiliate of the Registrant’s sponsor, Ecolab Inc., during the fiscal years ended December 31, 2013 and 2014. In its notice, McGladrey announced its determination that its independence had been impaired with respect to the Registrant in accordance with the rules of the SEC and the auditing and related professional practice standards of the Public Company Accounting Oversight Board, its withdrawal of the McGladrey Audit Report and its resignation as the Registrant’s auditor, despite its belief that the services at issue did not impact its integrity and objectivity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustees

Ecolab Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of Ecolab Savings Plan and ESOP (the “Plan”) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year then ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
November 10, 2015

ECOLAB SAVINGS PLAN AND ESOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

(in thousands)	2014	2013

ASSETS

Investments, at fair value:
Plan interest in Ecolab Savings Plan Master Trust	$1,395,540	$1,172,587

Receivables:
Notes receivable from participants	29,316	22,078
Dividends receivable	228	157
Employer contributions receivable	3,007	3,608
Employee contributions receivable	47	464
Transfer from Permian Mud Service, Inc. 401(k) Savings Plan	—	118,662
Transfer from Res-Kem General Water, LLC 401(k) Plan	1,363	—
Transfer from Nalco Crossbow Water, LLC 401(k) Plan	2,786	—
Total Receivables	36,747	144,969

Net assets reflecting investments at fair value	1,432,287	1,317,556

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,371)	(2,531)

NET ASSETS AVAILABLE FOR BENEFITS	$1,429,916	$1,315,025

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2014

(in thousands)

Investment results:
Plan interest in Ecolab Savings Plan Master Trust	$84,475

Interest income on notes receivable from participants	1,142

Contributions:
Participants	78,790
Employer	51,132
Rollovers	9,390
139,312

Deductions:
Distributions to participants	(114,192)
Plan expenses	(517)
(114,709)

Net increase	110,220

Transfers:
Transfer from Ecolab Savings Plan and ESOP for Traditional Benefit Employees	522
Pending transfer from Res-Kem General Water, LLC 401(k) Plan	1,363
Pending Transfer from Nalco Crossbow Water, LLC 401(k) Plan	2,786
4,671
Net assets available for benefits:
Beginning of year	1,315,025
End of year	$1,429,916

The accompanying notes are an integral

part of the financial statements.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

PLAN MERGERS:

Effective as of December 31, 2013, the Permian Mud Service, Inc. 401(k) Savings Plan (the “Permian Savings Plan”) was merged into the Plan, and participants in the Permian Savings Plan became participants in the Plan. Following the merger, the assets and liabilities of the Permian Savings Plan of $118,662,000 were transferred to the Plan. Such assets were liquidated from the Permian Savings Plan on December 31, 2013. The amounts were shown as a receivable in the statement of net assets available for benefits as of December 31, 2013, as the investments were not received by the Plan until January 2, 2014. Participants in the Permian Savings Plan were able to participate in the Plan beginning January 1, 2014.

Effective as of December 31, 2014, the Res-Kem General Water, LLC 401(k) Plan (the “Res-Kem Water Plan”) and Nalco Crossbow Water, LLC 401(k) Plan (the “Crossbow Plan”) were merged into the Plan, and participants in the Res-Kem Water Plan and Crossbow Plan became participants in the Plan. Following the merger, the assets and liabilities of the Res-Kem Water Plan and Crossbow Plan of $1,363,000 and $2,786,000 were transferred into the Plan. Such assets were liquidated from the Res-Kem Water Plan and Crossbow Plan on December 31, 2014. The amounts were shown as pending transfers in the statement of changes in net assets available for the year ended December 31, 2014, and a receivable in the statement of net assets as of December 31, 2014, as the investments were not received by the Plan until January 2, 2015. Participants in the Res-Kem Water Plan and the Crossbow Plan were able to participate in the Plan beginning January 1, 2015.

Effective January 23, 2015, subsequent to the year end of the Plan, the Res-Kem LLC 401(k) Profit Sharing Plan and Trust (the “Res-Kem Plan”) merged into and became part of the Plan. Following the merger, participants in the Res-Kem Plan became participants in the Plan and approximately $3,800,000 of assets and liabilities of the Res-Kem Plan transferred to the Plan.

TRANSFER FROM THE ECOLAB SAVINGS PLAN AND ESOP FOR TRADITIONAL BENEFIT EMPOYEES:

A participant in the Ecolab Savings Plan and ESOP for Traditional Benefit Employees (“Ecolab Traditional Benefit Savings Plan”) who ceases to be employed with Ecolab Inc. (“Ecolab”) and its subsidiaries, and is later re-hired by Ecolab, becomes a participant in this Plan after satisfying the eligibility requirements.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan (continued)

In that case, the Ecolab Traditional Benefit Savings Plan requires that the participant’s balance in the Ecolab Traditional Benefit Savings Plan be automatically transferred to this Plan. As a result, participants’ account balances totaling approximately $522,000 were transferred to this Plan in 2014. The amount is shown as a Transfer to the Plan on the statement of changes in net assets available for benefits for the year ended December 31, 2014.

MASTER TRUST:

The Plan is a participating entity in the Ecolab Savings Plan Master Trust (the “Master Trust”) with assets held by Fidelity Management Trust Company (“Fidelity” or “trustee”). The Master Trust was established on January 1, 2013 to hold the qualified defined contribution investment assets of both the Plan and the Ecolab Traditional Benefit Savings Plan as sponsored by Ecolab.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to certain individuals employed by Ecolab and certain affiliates (the “Company”) who are accruing benefits under the 3% cash balance formula of the Ecolab Pension Plan and employees of Nalco Company eligible for certain legacy final average pay benefits. Eligible employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must be employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

CONTRIBUTIONS:

Contributions are made to the Plan as “participant savings contributions” and “employer matching contributions.”

Participant savings contributions are either pre-tax contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced or Roth Savings contributions made by the Company on behalf of participants who have agreed to have their after-tax compensation reduced. Participants may reduce their compensation by up to 50%, subject to a statutory annual maximum of $17,500 for 2014, for the purpose of making savings contributions to the Plan.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan (continued)

Participants who are at least age 50 are allowed to make additional catch-up contributions up to the statutory annual maximum ($5,500 in 2014).

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for employer and participant contributions which are invested in the Ecolab Stock Fund. The ESOP allows participants to elect the withdrawal of dividends paid on shares to the ESOP account. The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

Participant contributions of up to 4% of eligible compensation are matched 100% by the Company and participant contributions over 4% and up to 8% of eligible compensation are matched 50% by the Company. The Plan also allows additional employer matching contributions to true-up the employer match. This true-up ensures all participants receive their full annualized employer match.

VESTING:

Participants are fully vested in their account at all times.

PLAN BENEFITS:

As participants are fully vested at all times, benefits to participants are equal to their account balances. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account balance. Employees are able to withdraw any part or all of their account balance upon attainment of age 59 1/2. In-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to an early withdrawal penalty, unless rolled over to a qualified plan or an individual retirement account.

NOTES RECEIVABLE FROM PARTICIPANTS:

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant’s note may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account. When a note is granted, the appropriate account balances are reduced and a separate note account is created.

Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 10 years (15 years for notes originated after December 31, 2012).

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

1.                          Description of Plan (continued)

Notes receivable from participants at December 31, 2014 had interest rates ranging from 3.25% to 10.50% and are due at various dates through January 2030. A participant can have no more than two notes outstanding at any time. Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The Master Trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon, net of Plan expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options. Participants can transfer their account balance among the investment options and/or change the investment of their future contributions, and earnings thereon, daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                          Summary of Significant Accounting Policies

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis of accounting.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

2.                          Summary of Significant Accounting Policies (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION:

Fidelity holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, the Company and the participants in the Plan. The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date. Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date. Investment income and investment expenses of the Master Trust are allocated to the Plan according to the investment elections of participants within the Plan. In addition, certain administrative expenses are allocated to the Plan based on its pro rata share of the net assets of the Master Trust.

NOTES RECEIVABLE FROM PARTICIPANTS:

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis of accounting. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

2.                          Summary of Significant Accounting Policies (continued)

If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in the supplemental schedule, Schedule H, line 4i — Schedule of Assets (Held at End of Year).

CONTRIBUTIONS:

Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, including Ecolab Inc. common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the 2014 statement of net assets available for benefits.

CONCENTRATION OF MARKET RISK:

At December 31, 2014 and 2013, approximately 5% and 4%, respectively, of the Plan’s total assets were invested in the common stock of Ecolab. The underlying value of the Ecolab Stock Fund is dependent on the performance of the Company and the market’s evaluation of such performance.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when paid.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan, which are excluded from these financial statements, and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

SUBSEQUENT EVENTS:

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued and has included appropriate disclosures of subsequent events within Note 1.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

3.              Investments

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the Master Trust at the beginning of the year, plus current year actual contributions and allocated investment income (loss), less actual distributions and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual participating plans based on the average daily balances. The Plan’s interest in the Master Trust was approximately 49% as of December 31, 2014, and 44% as of December 31, 2013.

The following is a summary of the Master Trust investments, the Plan’s interest in the investments of the Master Trust, and the Plan’s interest percentage ownership of the Master Trust investments as of December 31, 2014 and 2013:

	December 31, 2014
(in thousands)	Master Trust Investments	Plan’s Interest in Master Trust	Plan’s Percent Interest in Master Trust
Investments at fair value:
Ecolab Inc. common stock	$793,966	$71,430	9%
Interest bearing cash	9,296	836	9%
Registered investment companies	1,130,147	664,089	59%
Common/collective trusts	905,166	659,185	73%
Total investments, at fair value	2,838,575	1,395,540	49%

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,013)	(2,371)	79%
Investments available for benefits	$2,835,562	$1,393,169	49%

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

3.                          Investments (continued)

	December 31, 2013
(in thousands)	Master Trust Investments	Plan’s Interest in Master Trust	Plan’s Percent Interest in Master Trust
Investments at fair value:
Ecolab Inc. common stock	$849,217	$58,972	7%
Interest bearing cash	9,276	644	7%
Registered investment companies	1,048,971	590,050	56%
Common/collective trusts	757,373	522,921	69%
Total investments, at fair value	2,664,837	1,172,587	44%

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,214)	(2,531)	79%
Investments available for benefits	$2,661,623	$1,170,056	44%

The following table presents the investments that represent 5 percent or more of the Master Trust’s total assets or 5 percent or more of the Plan’s total asset share in the Master Trust as of December 31, 2014 and 2013:

	December 31, 2014
	Master
	Trust
(in thousands)	Assets	Plan
Ecolab Inc. common stock	$793,966	$71,430
Spartan 500 Index Fund — Fidelity Advantage Institutional Class	417,403	290,082
Fidelity Managed Income Portfolio II — Class III	209,312	164,711
SSGA Target Retirement 2020 — Non-Lending Series Fund Class K	163,437	108,459
Spartan US Bond Index Fund — Institutional Class	147,073	72,945
Spartan Extended Market Index Fund — Institutional Class	145,427	112,035
SSGA Target Retirement 2030 — Non-Lending Series Fund Class K	144,042	107,356
Dodge and Cox International Stock Fund	143,737	79,059
SSGA Target Retirement 2040 — Non-Lending Series Fund Class K	*	121,778

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

3.                          Investments (continued)

	December 31, 2013
	Master
	Trust
(in thousands)	Assets	Plan
Ecolab Inc. common stock	$849,217	$ *
Spartan 500 Index — Institutional Class Fund	385,685	271,605
Fidelity Managed Income Portfolio II	228,325	179,797
Spartan Ext. Market Index — Adv. Class Fund	148,729	115,210
Dodge and Cox International Stock Fund	143,910	75,004
SSGA Target Retirement 2020 — Class II Fund	133,557	85,999
SSGA Target Retirement 2030 — Class II Fund	*	88,159
SSGA Target Retirement 2040 — Class II Fund	*	97,898
Pimco Total Return — Inst. Class Fund	*	58,766

*Investment was less than 5 percent of the net assets available for benefits in the year indicated.

During 2014, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)
Investment in:
Ecolab Inc. common stock	$4,484
Registered investment companies	47,932
Common/collective trusts	38,301
Net appreciation in fair value of investments	$90,717

The following are changes in investments for the Master Trust for the year ended December 31, 2014:

(in thousands)
Investment results:
Net appreciation in fair value of investments	$90,717
Interest and dividends	50,876
Net investment results	141,593

Net purchases, sales and settlements	32,346
Increase in net investments	173,939

Net investments:
Beginning of year	2,661,623
End of year	$2,835,562

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered investment companies and Ecolab Inc. common stock: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in Ecolab Inc. common stock are recorded at fair value based on the quoted market price of Ecolab Inc.’s common stock on the New York Stock Exchange.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements (continued)

Common/Collective Trusts:  Investments in common/collective trusts, with the exception of the investment in fully benefit-responsive investment contracts, are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2014 and 2013. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. The Plan did not have any assets or liabilities classified within Level 3 at December 31, 2014 and 2013.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Master Trust’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Investment Assets at Fair Value As of December 31, 2014
(in thousands)	Master Trust Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$793,966	$793,966	$—	$—
Interest bearing cash	9,296	9,296
Registered investment companies:
Large cap equity	566,207	566,207	—	—
Mid cap equity	181,599	181,599	—	—
International equity	150,311	150,311	—	—
Fixed Income	147,073	147,073	—	—
Money Market	41,879	41,879	—	—
Small cap equity	43,078	43,078	—	—
Common/collective trusts:
Life cycle	695,854	—	695,854	—
Stable value	209,312	—	209,312	—

Total investment assets at fair value	$2,838,575	$1,933,409	$905,166	$—

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements (continued)

	Investment Assets at Fair Value
	As of December 31, 2013
(in thousands)	Master Trust Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$849,217	$849,217	$—	$—
Interest bearing cash	9,276	9,276
Registered investment companies:
Large cap equity	497,208	497,208	—	—
Mid cap equity	181,118	181,118	—	—
International equity	148,321	148,321	—	—
Fixed income	141,905	141,905	—	—
Money market	44,704	44,704	—	—
Small cap equity	35,715	35,715	—	—
Common/collective trusts:
Life cycle	529,048	—	529,048	—
Stable value	228,325	—	228,325	—

Total investment assets at fair value	$2,664,837	$1,907,464	$757,373	$—

The following table sets forth additional disclosures of the Master Trust investments whose fair value is estimated using net asset value (“NAV”) per share as of December 31, 2014 and 2013:

	Fair	Unfunded	Redemption	Redemption
(in thousands)	Value	Commitment	Frequency	Notice Period

Common/collective trusts:
SSgA Target Retirement Funds
As of December 31, 2014	$695,854	—	Immediate	None
As of December 31, 2013	$529,048	—	Immediate	None

All of the SSgA Target Retirement funds invest in other collective investment funds which have characteristics consistent with the funds’ overall investment objectives.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

4.                          Fair Value Measurements (continued)

Each fund’s investment objective, with the exception of the Income Fund, is to allocate its assets across multiple asset classes in a manner that becomes increasingly conservative over time, while seeking to achieve the appropriate level of risk given the participants’ anticipated retirement date. For the Income Fund, the objective is to approximate as closely as practicable, the performance of a custom benchmark index over the long term, while providing participants the ability to purchase and redeem units on an “as of” basis.

The fair value of investments in this category has been estimated using the NAV per share of the underlying investments. All of these funds are subject to potential withdrawal safeguards to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants. These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds.

5.                             Tax Status

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan consists of a profit sharing portion and a stock bonus portion. The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated August 8, 2013, was received from the Internal Revenue Service (IRS). The letter stated that the Plan, as designed through January 21, 2011, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the tax qualification letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

5.                          Tax Status (continued)

With the merger of the Nalco Savings Plan in 2013, the Plan acquired a small number of Puerto Rico participants. The Plan was amended to incorporate required provisions of the Puerto Rico tax code and has applied to the Puerto Rico Treasury Department for a determination that the Plan as amended is designed in accordance with the applicable provisions of the 2011 Puerto Rico tax code. The Plan administrator believes that the Plan was designed and operated in accordance with the applicable requirements of the Puerto Rico Internal Revenue Code for periods on or after the Nalco Savings Plan merger. Therefore no provision for Puerto Rico income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6.                             Related Party and Party-In-Interest Transactions

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company. Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund. The Ecolab Stock Fund consists primarily of Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.

During 2014, the Master Trust invested in Ecolab Inc. common stock. The Master Trust held 7,685,245 shares of Ecolab Inc. common stock at December 31, 2014. During the year ended December 31, 2014, purchases and sales of shares by the Master Trust totaled approximately $285,330,000 and $345,045,000, respectively.

ECOLAB SAVINGS PLAN AND ESOP

NOTES TO FINANCIAL STATEMENTS

7.                          Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan financial statements at December 31, 2014 and 2013 to the Form 5500:

(in thousands)	2014	2013

Net assets available for benefits per the financial statements	$1,429,916	$1,315,025
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	2,371	2,531
Net assets available for benefits per the Form 5500	$1,432,287	$1,317,556

The following is a reconciliation of the net increase in net assets available for benefits per the Plan financial statements for the year ended December 31, 2014 to the Form 5500:

(in thousands)

Net increase in net assets available for benefits per the financial statements	$110,220
Prior year adjustment from fair value to contract value of fully benefit-responsive investment contracts	(2,531)
Current year adjustment from fair value to contract value of fully benefit-responsive investment contracts	2,371
Total increase in net assets available for benefits per the Form 5500	$110,060

ECOLAB SAVINGS PLAN AND ESOP

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2014

EIN 41-0231510

Plan Number: 003

(in thousands, except units)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value

Notes Receivable From Participant:

*	Notes Receivable From Participants	Participant notes due on various dates through January 2030 (stated interest rates ranging from 3.25% to 10.50%).	29,316

*                           Party-in-interest

ECOLAB SAVINGS PLAN AND ESOP

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN AND ESOP

Date:	November 10, 2015	By:	/s/ Suzanne M. Hanson
Suzanne M. Hanson
Vice President, Global Benefits,
Human Resources
Ecolab Inc.
(Plan Administrator)